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Washington, D.C.

File No. 033678-0006

January 7, 2005

Mr. Robert Telewicz

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0306

Re:	ECC Capital Corporation
Registration Statement on Form S-11 filed on August 13, 2004, as amended by Amendment No. 1 to Form S-11 filed on October 29, 2004 and Amendment No. 2 to Form S-11 (File No. 333-118253) filed on December 17, 2004.

Dear Mr. Telewicz:

Thank you for taking the time today to discuss certain comments to ECC Capital Corporation’s (the “Company”) Amendment No. 2 contained in the comment letter dated January 5, 2005. As we discussed, we have included below the Company’s draft responses to comments numbered 7, 8 and 13.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 54 – 82

Internal Controls, page 55

7.	We have considered your responses to our prior comments 26 and 27. We are still uncertain how the control weaknesses you have identified do not have an impact on periods prior to the second quarter of 2004. It appears that you entered into securitization transactions prior to the second quarter of 2004. Additionally, please confirm to us, if true, that the Company did not have any derivative instruments prior to the second quarter of 2004.

Response:

The Company entered into one securitization transaction prior to the second quarter. The interest in the securitization retained by the Company represented .25% of the Company’s total assets as of December 31, 2003. The valuation of the retained interest was completed by a third-party contractor as of the date of the securitization and as of December 31, 2003. The Company began

Mr. Robert Telewicz

January 7, 2005

developing its own internal model in the first quarter, when the retained interest represented .31% of the Company’s total assets as of March 31, 2004. During the second quarter of 2004 the Company began entering into significant non-recurring and more complicated transactions, including derivative transactions, hedging, a strategic alliance and larger securitizations.

As of March 31, 2004, the Company had a short position in Euro dollar futures. The transaction was not designated as a hedge under SFAS No. 133 and all changes in fair value were recorded in earnings. As of March 31, 2004 the fair value of the Euro dollar contracts was $879,000 (or .15% of the Company’s total assets at March 31, 2004).

The Company does not believe that there were any material transactions prior to the second quarter of 2004 of a nature that might have given rise to the identification of a material weakness.

8.	We have reviewed your response to comment 30. With respect to the gain recognized on your securitization transaction, explain to us the differences in the assumptions used in the two methodologies that resulted in an increase in the gain recognized on the sale.

Response:

*

Financial Statements

Note N – Stock Options, page F-27

13.	We have reviewed your response to our prior comment 49 and the related changes to your disclosures. It appears that the value of your stock has almost doubled from August 2004 to September 2004. In a supplemental response, explain the changes in circumstances that have caused the increase in the value of your stock.

Response:

*

*	Confidential Treatment Requested by ECC Capital Corporation

Mr. Robert Telewicz

January 7, 2005

After you have had time to review the Company’s proposed responses to comments numbered 7, 8 and 13, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (714) 755-8094. Thank you again for taking the time to discuss these comments with us.

Warm regards,

/s/ JEEVAN B. GORE

Jeevan B. Gore

of LATHAM & WATKINS LLP

cc:	Roque Santi
Greg Lubushkin
William J. Cernius